Pricing supplement To prospectus dated April 8, 2020, prospectus supplement dated April 8, 2020 and product supplement no. 1-II dated November 4, 2020	Registration Statement Nos. 333-236659 and 333-236659-01 Dated December 15, 2022; Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$2,438,000 Callable Floating Rate Notes Linked to the Consumer Price Index, the 30-Year U.S. Dollar SOFR ICE Swap Rate and the 2-Year U.S. Dollar SOFR ICE Swap Rate due December 19, 2027
Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	Unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. maturing December 19, 2027, subject to postponement as described below.
•	The notes are designed for investors who (i) believe that the 30-Year U.S. Dollar SOFR ICE Swap Rate will be greater than the 2-Year U.S. Dollar SOFR ICE Swap Rate on the applicable Determination Date and (ii) who seek periodic interest payments that will accrue (a) for the Initial Interest Periods, at a per annum rate linked to the year-over-year change in the Consumer Price Index as determined on the applicable Determination Date, subject to the Minimum Interest Rate and (b) for each other Interest Period, at a per annum rate equal to (i) the Spread (the 30-Year SOFR ICE Swap Rate minus the 2-Year SOFR ICE Swap Rate) on the applicable Determination Date for such Interest Period multiplied by (ii) the Multiplier, subject to the Minimum Interest Rate.
•	The notes have a relatively long maturity relative to other fixed income products. Longer dated notes may be more risky than shorter dated notes. See “Selected Risk Considerations” in this pricing supplement.
•	During the Initial Interest Periods, if the CPI Rate on the applicable Determination Date is less than or equal to 0.00%, the Interest Rate for such Interest Period will be equal to the Minimum Interest Rate of 0.00% per annum. After the Initial Interest Periods, if the Spread on the applicable Determination Date times the Multiplier is less than or equal to 0.00%, the Interest Rate for such Interest Period will be equal to the Minimum Interest Rate of 0.00% per annum. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Interest on the notes after the Initial Interest Periods will be calculated based on the applicable Interest Rate for such Interest Period, which will be equal to (i) the Spread on the applicable Determination Date times (ii) the Multiplier (subject to the Minimum Interest Rate). In no event will the Interest Rate be less than the Minimum Interest Rate of 0.00% per annum.
•	At our option, we may call your notes prior to their scheduled Maturity Date on one of the Redemption Dates set forth below. For more information, see “Key Terms” and “Selected Risk Considerations” in this pricing supplement.
•	The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement, will supersede the terms set forth in product supplement.
•	Notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.
•	The notes priced on or about December 15, 2022 and are expected to settle on or about December 19, 2022.

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Payment at Maturity:	On the Maturity Date, we will pay you the outstanding principal amount of your notes plus any accrued and unpaid interest.
Redemption Feature:	On the 19th day of each month (each, a “Redemption Date”), commencing on December 19, 2024 and ending on the Maturity Date, we may redeem your notes in whole but not in part at a price equal to 100% of the principal amount being redeemed plus any accrued and unpaid interest to but excluding the Redemption Date, subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement. If we intend to redeem your notes, we will deliver notice to The Depository Trust Company (“DTC”) at least 5 Business Days prior to the applicable Redemption Date.
Interest:	We will pay you interest on each Interest Payment Date based on the applicable Day Count Fraction and subject to the Interest Accrual Convention, as applicable, described below and in the accompanying product supplement.
Initial Interest Period(s):	The Interest Periods during the period beginning on and including the Original Issue Date of the notes and ending on but excluding December 19, 2024.
Interest Period:	The period beginning on and including the Original Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Payment Dates:	Interest on the notes will be payable in arrears on the 19th day of each month, commencing on January 19, 2023 to and including the Maturity Date, subject to the Business Day Convention and Interest Accrual Convention described below and in the accompanying product supplement.

Interest Rate:	For each Initial Interest Period, the CPI Rate as determined on the applicable Determination Date, subject to the Minimum Interest Rate. For each Interest Period (other than an Initial Interest Period), (i) the Spread times (ii) the Multiplier, subject to the Minimum Interest Rate. If, on the applicable Determination Date, the Spread times the Multiplier is equal to or less than 0.00%, interest will accrue at a rate of 0.00% per annum for that Interest Period.
CPI Rate:

For any Determination Date during the Initial Interest Periods, the CPI Rate will be calculated as follows:

CPIt-2  - CPIt-14

CPIt-14

where: “CPIt-2” means, with respect to that Determination Date, the published level of the Consumer Price Index for the calendar month that is two (2) calendar months immediately preceding the calendar month in which that Determination Date falls, which we refer to as the “reference month”; and

“CPIt-14” means, with respect to that Determination Date, the published level of the Consumer Price Index for the calendar month that is fourteen (14) calendar months immediately preceding the calendar month in which that Determination Date falls.

CPI or Consumer Price Index:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on the Bloomberg Professional® service (“Bloomberg”) page “CPURNSA” (or any successor source) or any successor index, as determined by the calculation agent in accordance with the procedures set forth under “The Underlyings — Base Rates — CPI Rate” in the accompanying product supplement.
Spread:	With respect to each Interest Period (after the Initial Interest Periods), the 30-Year SOFR ICE Swap Rate minus the 2-Year SOFR ICE Swap Rate, as determined on the applicable Determination Date. If, on the applicable Determination Date, the 30-Year SOFR ICE Swap Rate does not exceed the 2-Year SOFR ICE Swap Rate, interest will accrue at a rate of 0.00% per annum for that Interest Period.
Multiplier:	20.0
Minimum Interest Rate:	With respect to each Interest Period, 0.00% per annum
Business Day:	Any day other than a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted
Determination Date:	For each Initial Interest Period, the second business day immediately preceding the beginning of that Interest Period. For example, February 16, 2023 (which is two business days immediately prior to February 19, 2023) is the Determination Date of the CPI Rate with respect to interest due and payable on March 19, 2023. On the February 2023 Determination Date, interest will be based on the year-over-year change in CPI between December 2021 and December 2022. For each Interest Period (other than an Initial Interest Period), the second U.S. Government Securities Business Day immediately preceding the beginning of the applicable Interest Period.
U.S. Government Securities Business Day:	Any day, other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (“SIFMA”) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

30-Year SOFR ICE Swap Rate:	With respect to any Determination Date, the 30-Year U.S. Dollar SOFR ICE Swap Rate, which is the rate for a U.S. dollar swap with a designated maturity of 30 years, referencing the Secured Overnight Financing Rate (“SOFR”) (compounded in arrears for twelve months using standard market conventions), that appears on Bloomberg Screen USISSO30 Page (or any successor page) at approximately 11:00 a.m., New York City time, on the Determination Date, as determined by the Calculation Agent. On the applicable Determination Date, if the 30-Year SOFR ICE Swap Rate cannot be determined by reference to Bloomberg Screen USISSO30 Page (or any successor page), then the Calculation Agent will determine the 30-Year SOFR ICE Swap Rate in accordance with the procedures set forth under “The Underlyings — Base Rates — USD ICE Swap Rate” in the accompanying product supplement.
2-Year SOFR ICE Swap Rate:

With respect to any Determination Date, the 2-Year U.S. Dollar SOFR ICE Swap Rate, which is the rate for a U.S. dollar swap with a designated maturity of 2 years, referencing the Secured Overnight Financing Rate (“SOFR”) (compounded in arrears for twelve months using standard market conventions), that appears on Bloomberg Screen USISSO02 Page (or any successor page) at approximately 11:00 a.m., New York City time, on the Determination Date, as determined by the Calculation Agent. On the applicable Determination Date, if the 2-Year SOFR ICE Swap Rate cannot be determined by reference to Bloomberg Screen USISSO02 Page (or any successor page), then the Calculation Agent will determine the 2-Year SOFR ICE Swap Rate in accordance with the procedures set forth under “The Underlyings — Base Rates — USD ICE Swap Rate” in the accompanying product supplement.

We refer to the 30-Year SOFR ICE Swap Rate and the 2-Year SOFR ICE Swap Rate each as a “ICE Swap Rate” and together as the “ICE Swap Rates”.

Other Key Terms:	Please see “Additional Key Terms” in this pricing supplement for other key terms.

Investing in the Callable Floating Rate Notes involves a number of risks. See “Risk Factors” beginning on page PS-18 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$39.499	$960.501
Total	$2,438,000	$96,298.56	$2,341,701.44

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $39.499 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the notes, when the terms of the notes were set, was $941.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

December 15, 2022

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement, relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-II dated November 4, 2020:

https://www.sec.gov/Archives/edgar/data/19617/000095010320021464/dp139380_424b2-psupp1ii.htm

•	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

Pricing Date:	December 15, 2022
Original Issue Date (Settlement Date):	On or about December 19, 2022, subject to the Business Day Convention.
Maturity Date:	December 19, 2027, subject to the Business Day Convention.
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Fraction:	30/360
CUSIP:	48133PCT8

JPMorgan Structured Investments —	PS-1
Callable Floating Rate Notes Linked to the Consumer Price Index, the 30-Year U.S. Dollar SOFR ICE Swap Rate and the 2-Year U.S. Dollar SOFR ICE Swap Rate due December 19, 2027

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY OR UPON EARLY REDEMPTION – Regardless of the performance of the ICE Swap Rates, we will pay you at least the principal amount of your notes if you hold the notes to maturity or to the Redemption Date, if any, on which we elect to redeem the notes Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount at maturity or upon early redemption is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date. For the Initial Interest Periods, the notes will pay an interest rate per annum equal to the CPI Rate as determined on the applicable Determination Date, provided that such rate will not be less than the Minimum Interest Rate of 0.00% per annum. After the Initial Interest Periods, the notes will pay an interest rate per annum equal to (i) the Spread times (ii) the Multiplier, provided that such rate will not be less than the Minimum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL INFLATION PROTECTION — For each Initial Interest Period, the Interest Rate on the notes will be a rate per annum equal to the CPI Rate as determined on the applicable Determination Date, provided that this rate will not be less than the Minimum Interest Rate. In no event will the Interest Rate for any Interest Period be less than the Minimum Interest Rate.
•	POTENTIAL EARLY REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on each of the Redemption Dates set forth above, commencing on December 19, 2024, at a price equal to 100% of the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described on the cover of this pricing supplement and in the accompanying product supplement. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the Business Day immediately preceding the applicable Redemption Date. Even in cases where the notes are called before maturity, noteholders are not entitled to any fees or commissions described on the front cover of this pricing supplement.
•	TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement. Subject to the limitations described therein, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to accrue and recognize original issue discount (“OID”) as interest income in each year at the “comparable yield,” as determined by us, even though the actual interest payments made with respect to the notes during a taxable year may differ from the amount of OID that must be accrued during that taxable year. In addition, solely for purposes of determining the amount of OID that you will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. You will be required to make adjustments to the amount of OID you must recognize each taxable year to reflect the difference, if any, between the actual amount of interest payments made and the projected amount of the interest payments (as reflected in the projected payment schedule). Under the forgoing rules, you will not be required to separately include in income the interest payments you receive with respect to the notes. Please see Appendix A, below, for the comparable yield and the projected schedule in respect of the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your tax basis, if any, will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous interest inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisors with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.

Non-U.S. Holders should also note that a withholding tax of 30% could be imposed on payments made on the notes to certain foreign entities unless information reporting and diligence requirements are met, as described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to Non-U.S. Holders” in the accompanying product supplement.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE THE INTEREST RATE ON THE NOTES IS A FLOATING RATE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE— The terms of the notes differ from those of ordinary debt securities in that the rate of interest you will receive is not fixed, but will vary based on the CPI Rate as determined on the applicable Determination Date during the Initial Interest Periods and the Spread on the applicable Determination Date after the Initial Interest Periods, provided that the Interest Rate for any Interest Period will not be less than the Minimum Interest Rate. If the Interest Rate for an Interest Period is equal to the Minimum

JPMorgan Structured Investments —	PS-2
Callable Floating Rate Notes Linked to the Consumer Price Index, the 30-Year U.S. Dollar SOFR ICE Swap Rate and the 2-Year U.S. Dollar SOFR ICE Swap Rate due December 19, 2027

Interest Rate, which will occur if the CPI Rate does not increase or decreases over the relevant period measured by the CPI Rate on the applicable Determination Date during the Initial Interest Periods or if the 30-Year SOFR ICE Swap Rate does not exceed the 2-Year SOFR ICE Swap Rate on the applicable Determination Date after the Initial Interest Periods, interest will be payable with respect to that Interest Period at the Minimum Interest Rate of 0.00% per annum. Accordingly, if the CPI Rate does not exceed 0.00% on the Determination Date applicable to some or all of the Initial Interest Periods or if the 30-Year SOFR ICE Swap Rate does not exceed the 2-Year SOFR ICE Swap Rate on the Determination Date applicable to some or all of the Interest Periods after the Initial Interest Periods, interest on the notes will accrue at the Minimum Interest Rate for an extended period over the term of the notes.

•	THE INTEREST RATE ON THE NOTES DURING THE INITIAL INTEREST PERIODS IS BASED ON THE CPI RATE — The amount of interest, if any, payable on the notes during the Initial Interest Periods will depend on a number of factors that could affect the levels of the CPI Rate, and in turn, could affect the value of the notes. These factors include (but are not limited to) the expected volatility of the CPI Rate, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions and public expectations with respect to such factors. These and other factors may have a negative impact on the CPI Rate and on the value of the notes in the secondary market. The effect that any single factor may have on the CPI Rate may be partially offset by other factors. We cannot predict the factors that may cause the CPI Rate, and consequently the Interest Rate for an Initial Interest Period, to increase or decrease. A decrease in the CPI Rate will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Initial Interest Period.
•	THE INTEREST RATE ON THE NOTES AFTER THE INITIAL INTEREST PERIODS MAY BE BELOW THE RATE OTHERWISE PAYABLE ON SIMILAR VARIABLE RATE notes ISSUED BY US — The value of the notes will depend on the Interest Rate on the notes, which after the Initial Interest Periods will be affected by the Spread. If the Spread times the Multiplier is less than or equal to 0.00% on any Determination Date, interest will accrue at the Minimum Interest Rate of 0.00% per annum and the Interest Rate on the notes may be less than returns on similar variable rate notes issued by us that are not linked to the ICE Swap Rates or that are only linked to one of the ICE Swap Rates. We have no control over any fluctuations in the ICE Swap Rates.
•	LONGER DATED NOTES MAY BE MORE RISKY THAN SHORTER DATED NOTES — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. Specifically, you may be negatively affected if certain interest rate scenarios occur. The applicable discount rate, which is the prevailing rate in the market for notes of the same tenor, will likely be higher for notes with longer tenors than if you had purchased a note with a shorter tenor. Therefore, assuming the notes have not been called and that short term rates rise, as described above, the market value of a longer dated note will be lower than the market value of a comparable short term note with similar terms.
•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE — We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If the notes are called early, you will receive the principal amount of your notes plus accrued and unpaid interest to, but not including the Redemption Date. The aggregate amount that you will receive through and including the Redemption Date may be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date. We may choose to call the notes early, for example, if U.S. interest rates decrease significantly or if volatility of U.S. interest rates decreases significantly.
•	VARIABLE RATE NOTES DIFFER FROM FIXED RATE NOTES — The rate of interest on your notes will be variable and determined based on the CPI rate on the applicable Determination Date during the Initial Interest Periods or (i) the Spread times (ii) the Multiplier on the applicable Determination Date after the Initial Interest Periods, provided that this rate will not be less than the Minimum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other

JPMorgan Structured Investments —	PS-3
Callable Floating Rate Notes Linked to the Consumer Price Index, the 30-Year U.S. Dollar SOFR ICE Swap Rate and the 2-Year U.S. Dollar SOFR ICE Swap Rate due December 19, 2027

intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Calculation Agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities as well as modeling and structuring the economic terms of the notes, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement for additional information about these risks.
•	THE INTEREST RATE ON THE NOTES AFTER THE INITIAL INTEREST PERIODS IS BASED ON THE SPREAD, AND THEREFORE ON THE PERFORMANCE AND RELATIVE PERFORMANCE OF LONGER AND SHORTER TERM INTEREST RATES, WHICH MAY RESULT IN THE APPLICATION OF THE MINIMUM INTEREST RATE — The Spread is calculated as (a) the 30-Year SOFR ICE Swap Rate minus (b) the 2-Year SOFR ICE Swap Rate. The ICE Swap Rates may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on the ICE Swap Rates or may be partially offset by other factors. We cannot predict the factors that may cause the ICE Swap Rates, and consequently the Spread, to increase or decrease. As the Interest Rate after the Initial Interests Periods will be equal to (i) the Spread times (ii) the Multiplier, if the Spread times the Multiplier is equal to or less than 0.00% (indicating that the 30-Year SOFR ICE Swap Rate does not exceed the 2-Year SOFR ICE Swap Rate) on a Determination Date, the Interest Rate for the corresponding Interest Period will be equal to the Minimum Interest Rate. The amount of interest you accrue on the notes in any Interest Period (other than an Initial Interest Period) may therefore decrease even if either or both of the ICE Swap Rates increase. Under these circumstances, particularly if short term interest rates rise significantly relative to long term interest rates, the Interest Rate during any Interest Period may be equal to 0.00% per annum, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
•	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

JPMorgan Structured Investments —	PS-4
Callable Floating Rate Notes Linked to the Consumer Price Index, the 30-Year U.S. Dollar SOFR ICE Swap Rate and the 2-Year U.S. Dollar SOFR ICE Swap Rate due December 19, 2027

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, and estimated hedging costs, including, but not limited to:
•	the performance of the ICE Swap Rates;
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	the actual and expected volatility of the CPI;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the time to maturity of the notes;
•	the expected positive or negative correlation between the ICE Swap Rates or the expected absence of such correlation;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise;
•	inflation and expectations concerning inflation; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Like many long- term notes with short term call dates, secondary prices can drop sharply if the market shifts from assuming a call to assuming the note will be left outstanding indefinitely.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	SECONDARY MARKET PRICES OF THE NOTES ARE SENSITIVE TO BOTH INTEREST RATES — If interest rates rise generally, the secondary market prices of the notes will be adversely impacted because of the relatively long term of the notes and the increased probability that that the Interest Rate for the notes will be less than such rates.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MARKET FACTORS MAY INFLUENCE WHETHER WE EXERCISE OUR RIGHT TO REDEEM THE NOTES PRIOR TO THEIR SCHEDULED MATURITY — We have the right to redeem the notes prior to the Maturity Date, in whole but not in part, on the specified Redemption Dates. It is more likely that we will redeem the notes prior to the Maturity Date if the Spread times the Multiplier is greater than or equal to 0.00% on the applicable Determination Date (meaning the 30-Year SOFR ICE Swap Rate exceeds the 2-Year SOFR ICE Swap Rate on such date). If the notes are called prior to the Maturity Date, you may be unable to invest in certificates of deposit with similar risk and yield as the notes. Your ability to realize a higher than market yield on the notes is limited by our right to redeem the notes prior to their scheduled maturity, which may adversely affect the value of the notes in the secondary market, if any.

JPMorgan Structured Investments —	PS-5
Callable Floating Rate Notes Linked to the Consumer Price Index, the 30-Year U.S. Dollar SOFR ICE Swap Rate and the 2-Year U.S. Dollar SOFR ICE Swap Rate due December 19, 2027

•	The INTEREST RATE will be affected by a number of factors — After the Initial Interest Periods, the interest rate will depend primarily on the ICE Swap Rates. A number of factors can affect the value of your notes and/or the amount of interest that you will receive, including, but not limited to:
•	supply and demand for overnight U.S. Treasury repurchase agreements;
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets;
•	central bank policy regarding interest rates;
•	inflation and expectations concerning inflation;
•	performance of capital markets; and
•	any statements from public government officials regarding the cessation of the ICE SWAP Rates and/or SOFR.

These and other factors may have a negative effect on the performance of the ICE SWAP Rates and on the value of the notes in the secondary market.

•	The ICE Swap Rates may be volatile — The ICE Swap Rates are subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:
•	sentiment regarding the U.S. and global economies;
•	expectation regarding the level of price inflation;
•	sentiment regarding credit quality in U.S. and global credit markets;
•	central bank policy regarding interest rates; and
•	performance of capital markets.
•	THE ICE SWAP RATES AND THE MANNER IN WHICH THEY ARE CALCULATED MAY CHANGE IN THE FUTURE — There can be no assurance that the method by which the ICE Swap Rates are calculated will continue in its current form. Any changes in the method of calculation could reduce the 30-Year SOFR ICE Swap Rate and/or the 2-Year SOFR ICE Swap Rate and may negatively impact the Spread and, therefore, the interest payable on the notes after the Initial Interest Periods.
•	THE ICE SWAP RATES AND SOFR HAVE LIMITED HISTORIES AND FUTURE PERFORMANCE CANNOT BE PREDICTED BASED ON HISTORICAL PERFORMANCE — The publication of the U.S. Dollar SOFR ICE Swap Rate began in November 2021, and, therefore, has a limited history. IBA launched the U.S. Dollar SOFR ICE Swap Rate for use as a reference rate for financial instruments in order to aid the market’s transition to SOFR and away from LIBOR. However, the composition and characteristics of SOFR differ from those of LIBOR in material respects, and the historical performance of LIBOR and the U.S. Dollar LIBOR ICE Swap Rate will have no bearing on the performance of SOFR or the ICE SWAP Rates.

In addition, the publication of SOFR began in April 2018, and, therefore, it has a limited history. The future performance of the ICE SWAP Rates and SOFR cannot be predicted based on the limited historical performance. The levels of ICE SWAP Rates and SOFR during the term of the notes may bear little or no relation to the historical actual or historical indicative data. Prior observed patterns, if any, in the behavior of market variables and their relation to the ICE SWAP Rates and SOFR, such as correlations, may change in the future. While some pre-publication historical data for SOFR has been released by the Federal Reserve Bank of New York (the “New York Fed”), production of such historical indicative SOFR data inherently involves assumptions, estimates and approximations.

No future performance of the ICE SWAP Rates or SOFR may be inferred from any of the historical actual or historical indicative SOFR data. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of the ICE SWAP Rates or SOFR. Changes in the levels of SOFR will affect the ICE SWAP Rates and, therefore, the return on the notes and the trading price of the notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that the ICE SWAP Rates or SOFR will be positive.

•	ANY FAILURE OF SOFR TO GAIN MARKET ACCEPTANCE COULD ADVERSELY AFFECT THE NOTES — According to the ARRC, SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks than competing replacement rates for LIBOR that reflect bank-specific credit risk. This may mean that market participants would not consider SOFR a suitable substitute, replacement or successor for all of the purposes for which LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the ICE SWAP Rates, the return on and value of the notes and the price at which investors can sell the notes in the secondary market.
•	THE ADMINISTRATOR OF SOFR MAY MAKE CHANGES THAT COULD ADVERSELY AFFECT THE LEVEL OF SOFR OR DISCONTINUE SOFR AND HAS NO OBLIGATION TO CONSIDER YOUR INTEREST IN DOING SO — SOFR is a relatively new rate, and Federal Reserve Bank of New York (“FRBNY”) (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by

JPMorgan Structured Investments —	PS-6
Callable Floating Rate Notes Linked to the Consumer Price Index, the 30-Year U.S. Dollar SOFR ICE Swap Rate and the 2-Year U.S. Dollar SOFR ICE Swap Rate due December 19, 2027

which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. If the manner in which SOFR is calculated is changed, that change may result in a reduction in the ICE SWAP Rates and of the amount of interest payable on the notes, which may adversely affect the trading prices of the notes. The administrator of SOFR may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of SOFR in its sole discretion and without notice and has no obligation to consider the interests of holders of the notes in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR. In that case, the method by which the ICE SWAP Rates is calculated will change, which could reduce the Spread.

•	THE ICE SWAP RATES MAY BE DETERMINED BY THE CALCULATION AGENT IN ITS SOLE DISCRETION OR, IF THEY ARE DISCONTINUED OR CEASED TO BE PUBLISHED PERMANENTLY OR INDEFINITELY, REPLACED BY A SUCCESSOR OR SUBSTITUTE INTEREST RATE — If on a Determination Date, the 30-Year SOFR ICE Swap Rate cannot be determined by reference to Bloomberg Screen USISSO30 Page (or any successor page) at approximately 11:00 a.m., New York City time or the 2-Year SOFR ICE Swap Rate cannot be determined by reference to Bloomberg Screen USISSO02 Page (or any successor page) at approximately 11:00 a.m., New York City time, then the Calculation Agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant rate for U.S. dollar swaps referencing SOFR, will determine the 30-Year SOFR ICE Swap Rate or the 2-Year SOFR ICE Swap Rate for that Determination Date in its sole discretion.

Notwithstanding the foregoing, if the Calculation Agent determines in its sole discretion on or prior to the relevant Determination Date that the relevant rate for U.S. dollar swaps referencing SOFR has been discontinued or that rate has ceased to be published permanently or indefinitely, then the Calculation Agent will use as the 30-Year SOFR ICE Swap Rate or the 2-Year SOFR ICE Swap Rate for that Determination Date a substitute or successor rate that it has determined in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, to be a commercially reasonable replacement rate. If the Calculation Agent has determined a substitute or successor rate in accordance with the foregoing, the Calculation Agent may determine in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, the Business Day Convention, the Interest Accrual Convention, the definitions of business day, Day Count Fraction and Determination Date and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor it determines is needed to make that substitute or successor rate comparable to the relevant rate for U.S. dollar swaps referencing SOFR, in a manner that is consistent with industry-accepted practices for that substitute or successor rate. Any of the foregoing determinations or actions by the Calculation Agent could result in adverse consequences to the Spread on the Determination Date and the Interest Rate which could adversely affect the return on and the market value of the notes. See “What is an ICE Swap Rate?” below.

•	the 30-Year SOFR ICE Swap RATE or the 2-Year SOFR ICE Swap Rate May Not Be Published on a Determination DATE — The 30-Year SOFR ICE Swap Rate may not be available on Bloomberg Screen USISSO30 Page (or any successor page) or the 2-Year SOFR ICE Swap Rate may not be available on Bloomberg Screen USISSO02 Page (or any successor page) on a Determination Date because such rate is not published by the Intercontinental Exchange (ICE). The 30-Year SOFR ICE Swap Rate and the 2-Year SOFR ICE Swap Rate may not be published by the ICE for various reasons. If the 30-Year SOFR ICE Swap Rate cannot be determined using the Bloomberg Screen USISSO30 Page (or any successor page) or the 2-Year SOFR ICE Swap Rate cannot be determined using the Bloomberg Screen USISSO02 Page (or any successor page) due to the non-publication of such rate on a Determination Date, such rate may be determined by the Calculation Agent in its sole discretion.
•	THE CPI AND THE WAY THE BUREAU OF LABOR STATISTICS OF THE U.S. LABOR DEPARTMENT (THE “BLS”) CALCULATES THE CPI MAY CHANGE IN THE FUTURE — There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payable with respect to the notes. Accordingly, the amount of interest payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is discontinued or substantially altered, a successor index may be employed to calculate the interest payable on the notes and that substitution may adversely affect the value of the notes.
•	THE INTEREST RATE ON THE NOTES MAY NOT REFLECT ACTUAL LEVELS OF INFLATION AFFECTING HOLDERS OF THE NOTES — The CPI is just one measure of inflation and may not reflect the actual levels of inflation affecting holders of the notes. Further, the CPI Rate for an Initial Interest Period is based on the lagging percentage change in the level of the CPI over a specified period. Accordingly, an investment in the notes may not fully offset any inflation actually experienced by any holder of the notes.

JPMorgan Structured Investments —	PS-7
Callable Floating Rate Notes Linked to the Consumer Price Index, the 30-Year U.S. Dollar SOFR ICE Swap Rate and the 2-Year U.S. Dollar SOFR ICE Swap Rate due December 19, 2027

Hypothetical Interest Rates Based on Historical CPI Levels

Provided below are historical levels of the CPI from January 2016 to November 2022. Also provided below are the hypothetical Interest Rates for a hypothetical Interest Period in the calendar months from January 2017 to February 2023 that would have resulted from the year-over-year change in the historical levels of the CPI presented below, subject to the Minimum Interest Rate. We obtained the historical information included below from Bloomberg, without independent verification.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical Interest Rates for a hypothetical Interest Period set forth below are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes and assume that the change in the CPI will be measured on a year-over-year basis. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the historical volatility of the CPI. Additionally, for ease of presentation, the hypothetical Interest Rates set forth below have only been calculated to the third decimal point and rounded to the nearest second decimal point, which is different from the rounding convention applicable to the notes. As a result, the hypothetical Interest Rates depicted in the table below should not be taken as an indication of the actual Interest Rate that will be payable with regard to the Interest Period over the term of the notes.

	Historical Levels of CPI							Hypothetical Interest Rates Payable
	2016	2017	2018	2019	2020	2021	2022	2017	2018	2019	2020	2021	2022	2023
January	236.916	242.839	247.867	251.712	257.971	261.582	281.148	1.64%	2.04%	2.52%	1.76%	1.18%	6.22%	7.75%
February	237.111	243.603	248.991	252.776	258.678	263.014	283.716	1.69%	2.20%	2.18%	2.05%	1.17%	6.81%	7.11%
March	238.132	243.801	249.554	254.202	258.115	264.877	287.504	2.07%	2.11%	1.91%	2.29%	1.36%	7.04%
April	239.261	244.524	250.546	255.548	256.389	267.054	289.109	2.50%	2.07%	1.55%	2.49%	1.40%	7.48%
May	240.229	244.733	251.588	256.092	256.394	269.195	292.296	2.74%	2.21%	1.52%	2.33%	1.68%	7.87%
June	241.018	244.955	251.989	256.143	257.797	271.696	296.311	2.38%	2.36%	1.86%	1.54%	2.62%	8.54%
July	240.628	244.786	252.006	256.571	259.101	273.003	296.276	2.20%	2.46%	2.00%	0.33%	4.16%	8.26%
August	240.849	245.519	252.146	256.558	259.918	273.567	296.171	1.87%	2.80%	1.79%	0.12%	4.99%	8.58%
September	241.428	246.819	252.439	256.759	260.280	274.310	296.808	1.63%	2.87%	1.65%	0.65%	5.39%	9.06%
October	241.729	246.663	252.885	257.346	260.388	276.589	298.012	1.73%	2.95%	1.81%	0.99%	5.37%	8.52%
November	241.353	246.669	252.038	257.208	260.229	277.948	297.711	1.94%	2.70%	1.75%	1.31%	5.25%	8.26%
December	241.432	246.524	251.233	256.974	260.474	278.802		2.23%	2.28%	1.71%	1.37%	5.39%	8.20%

Hypothetical Example of Calculation of the CPI Rate

The following example illustrates how the CPI Rate is calculated for a hypothetical Interest Period based on a hypothetical Determination Date. The hypothetical CPI Rate in the following example is for illustrative purposes only and may not correspond to the actual CPI Rate for the Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

On a hypothetical Determination Date occurring in January 2023, the relevant CPI Rate is calculated based on the percent change in the CPI for the one-year period from November 2021 (277.948) to November 2022 (297.711) as follows:

CPI Rate =	297.711 – 277.948 277.948	= 7.11%

JPMorgan Structured Investments —	PS-8
Callable Floating Rate Notes Linked to the Consumer Price Index, the 30-Year U.S. Dollar SOFR ICE Swap Rate and the 2-Year U.S. Dollar SOFR ICE Swap Rate due December 19, 2027

Hypothetical Interest Rate for an Initial Interest Period

The following table illustrates the Interest Rate determination for an Initial Interest Period for a hypothetical range of performance of the CPI Rate and reflects the Minimum Interest Rate set forth on the cover of this pricing supplement. The hypothetical CPI Rate and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual CPI Rate or interest payment applicable to a purchaser of the notes.

Hypothetical CPI Rate	Hypothetical Interest Rate
9.00%	9.00%
8.00%	8.00%
7.00%	7.00%
6.00%	6.00%
5.00%	5.00%
4.00%	4.00%
3.00%	3.00%
2.00%	2.00%
1.00%	1.00%
0.00%	0.00%*
-0.50%	0.00%*
-1.00%	0.00%*
-2.00%	0.00%*

*The Interest Rate cannot be less than the Minimum Interest Rate of 0.00% per annum.

Hypothetical Examples of Interest Rate Calculation for the Initial Interest Periods

The following examples illustrate how the hypothetical Interest Rate is calculated for a particular Initial Interest Period and assume that that the Day Count Fraction for the applicable Initial Interest Period is equal to 30/360. The actual Day Count Fraction for an Initial Interest Period will be calculated in the manner set forth in the accompanying product supplement. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rate for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: With respect to a particular Initial Interest Period, the CPI Rate is 2.00% on the applicable Determination Date. The Interest Rate applicable to this Interest Period is 2.00% per annum.

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × (2.00%) × (30/360) = $1.67

Example 2: With respect to a particular Initial Interest Period, the CPI Rate is -2.00% on the applicable Determination Date. Because the CPI Rate of -2.00% is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate for this Interest Period is 0.00% per annum and no interest is payable on the notes.

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-9
Callable Floating Rate Notes Linked to the Consumer Price Index, the 30-Year U.S. Dollar SOFR ICE Swap Rate and the 2-Year U.S. Dollar SOFR ICE Swap Rate due December 19, 2027

Hypothetical Interest Rate for the Interest Period after the final Initial Interest Period

For each Interest Period after the Initial Interest Period, the Interest Rate will be equal to (i) the Spread on the applicable Determination Date times (ii) the Multiplier, subject to the Minimum Interest Rate. The following table illustrates the Interest Rate determination for the Interest Period after the final Initial Interest Period for a hypothetical range of performances for of the ICE Swap Rates and reflects the Multiplier of 20.0 and the Minimum Interest Rate of 0.00% per annum. The hypothetical Spread and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual Spread or interest payment applicable to a purchaser of the notes.

Hypothetical Spread				Hypothetical Interest Rate (for the Interest Period after the final Initial Interest Period)
4.00%	×	20.0	=	80.00%
3.50%	×	20.0	=	75.00%
2.50%	×	20.0	=	50.00%
2.00%	×	20.0	=	40.00%
1.75%	×	20.0	=	35.00%
1.50%	×	20.0	=	30.00%
1.00%	×	20.0	=	20.00%
0.50%	×	20.0	=	10.00%
0.25%	×	20.0	=	5.00%
0.20%	×	20.0	=	4.00%
0.10%	×	20.0	=	2.00%
0.00%	×	20.0	=	0.00%
-0.50%	×	20.0	=	0.00%*
-1.00%	×	20.0	=	0.00%*
-1.50%	×	20.0	=	0.00%*
-2.00%	×	20.0	=	0.00%*

*The Interest Rate cannot be less than the Minimum Interest Rate of 0.00% per annum.

These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns shown above would be lower.

JPMorgan Structured Investments —	PS-10
Callable Floating Rate Notes Linked to the Consumer Price Index, the 30-Year U.S. Dollar SOFR ICE Swap Rate and the 2-Year U.S. Dollar SOFR ICE Swap Rate due December 19, 2027

Hypothetical Examples of Calculation of the Interest Rate on the Notes after the Initial Interest Periods

The following examples illustrate how to calculate the Interest Rate on the notes for two hypothetical Interest Periods after the Initial Interest Periods. The following examples assume that we have not called the notes prior to their scheduled Maturity Date, the Multiplier for the Interest Period is 20.0 and the actual number of days in the applicable Interest Period is 30. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: On the applicable Determination Date, the 30-Year SOFR ICE Swap Rate is 4.60% and the 2-Year SOFR ICE Swap Rate is 3.00%. Because the 30-Year SOFR ICE Swap Rate (4.60%) is greater than the 2-Year SOFR ICE Swap Rate (3.00%), the Spread is positive and is equal to 1.60%. Accordingly, the Interest Rate is 32.00% calculated as follows:

MAX [0, 20.0 × (4.60% - 3.00%)] = 32.00% per annum

The monthly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 32.00% × (30/360) = $26.67

Example 2: On the applicable Determination Date, the 30-Year SOFR ICE Swap Rate is 1.50% and the 2-Year SOFR ICE Swap Rate is 5.00%. Because the 30-Year SOFR ICE Swap Rate (1.50%) is less than the 2-Year SOFR ICE Swap Rate (5.00%), the Spread is negative and is equal to -3.50%. However, because (i) the Spread times (ii) the Multiplier is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate is 0.00% per annum and no interest is payable on the notes.

The hypothetical payments on the notes shown above apply only if the notes are not called prior to maturity and you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-11
Callable Floating Rate Notes Linked to the Consumer Price Index, the 30-Year U.S. Dollar SOFR ICE Swap Rate and the 2-Year U.S. Dollar SOFR ICE Swap Rate due December 19, 2027

What Is the Consumer Price Index?

The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“CPI”), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and published on Bloomberg screen CPURNSA or any successor source, as determined by the calculation agent in accordance with the procedures set forth under “The Underlyings — Base Rates — CPI Rate” in the accompanying product supplement. The CPI for a particular month is published during the following month.

The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food and beverages, housing, apparel, transportation, medical care, recreation, and education and communication, and other goods and services. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Historical Information

The following graph sets forth the monthly historical performance of the year-over-year change in the CPI from January 2017 through November 2022. We obtained the rates used to construct the graph below from Bloomberg, without independent verification.

The year-over-year change in the CPI for the month of November 2022 (as compared to November 2021) was 7.11% based on Bloomberg page “CPI YOY.” The actual CPI Rate for any Determination Date will be determined in the manner described in “Key Terms — CPI Rate” in this pricing supplement and not by reference to the Bloomberg page “CPI YOY.”

The historical year-over-year change in CPI should not be taken as an indication of future results, and no assurance can be given as to the CPI Rate on any Determination Date. There can be no assurance that the performance of the CPI Rate will result in an Interest Rate for any Interest Period that is greater than the Minimum Interest Rate.

Historical Performance of US CPI Urban Consumers YoY NSA
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Libor Rate (%)
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Jan-22
Source: Bloomberg

JPMorgan Structured Investments —	PS-12
Callable Floating Rate Notes Linked to the Consumer Price Index, the 30-Year U.S. Dollar SOFR ICE Swap Rate and the 2-Year U.S. Dollar SOFR ICE Swap Rate due December 19, 2027

What is an ICE Swap Rate?

An ICE Swap Rate is a rate for a U.S. dollar swap with a Designated Maturity and which appears on a designated Bloomberg Screen; the 30-Year SOFR ICE Swap Rate appears on Bloomberg Screen USISSO30 Page (or any successor page) at approximately 11:00 a.m., New York City time and the 2-Year SOFR ICE Swap Rate appears on Bloomberg Screen USISSO02 Page (or any successor page) at approximately 11:00 a.m., New York City time, in each case, on each Determination Date, as determined by the Calculation Agent, provided that, if no such rate appears on Bloomberg Screen USISSO30 Page (or any successor page) or Bloomberg Screen USISSO02 Page (or any successor page), as applicable, on that day at approximately 11:00 a.m., New York City time, then the Calculation Agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant rate for U.S. dollar swaps referencing SOFR, will determine the ICE Swap Rate for that day in its sole discretion. The “Designated Maturity” is 2 years or 30 years, as the case may be, depending on whether the 2-Year SOFR ICE Swap Rate or the 30-Year SOFR ICE Swap Rate is being calculated.

Notwithstanding the foregoing, if the Calculation Agent determines in its sole discretion on or prior to the relevant Determination Date that the relevant rate for U.S. dollar swaps referencing SOFR has been discontinued or that rate has ceased to be published permanently or indefinitely, then the Calculation Agent will use as the 30-Year SOFR ICE Swap Rate or the 2-Year SOFR ICE Swap Rate for that Determination Date a substitute or successor rate that it has determined in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, to be a commercially reasonable replacement rate. If the Calculation Agent has determined a substitute or successor rate in accordance with the foregoing, the Calculation Agent may determine in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, the Business Day Convention, the Interest Accrual Convention, the definitions of business day, Day Count Fraction and Determination Date and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor it determines is needed to make that substitute or successor rate comparable to the relevant rate for U.S. dollar swaps referencing SOFR, in a manner that is consistent with industry-accepted practices for that substitute or successor rate. Any of the foregoing determinations or actions by the Calculation Agent could result in adverse consequences to the Spread on the Determination Date and the Interest Rate which could adversely affect the return on and the market value of the notes.

Historical Information

The following graphs set forth the weekly historical performance of the ICE Swap Rates and the Spread from November 26, 2021 through December 9, 2022. Please note that recently, the frequency at which no ICE Swap Rate was published for any index maturity has been increasing and the frequency of non-publication may continue to increase. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The 30-Year SOFR ICE Swap Rate, as it appeared on Bloomberg Screen USISSO30 Page on December 15, 2022 was 2.807%. The 2-Year SOFR ICE Swap Rate, as it appeared on Bloomberg Screen USISSO02 Page on December 15, 2022 was 4.265%. The Spread on December 15, 2022 was -1.458%.

The ICE Swap Rates and the Spread data in the following graphs were obtained from Bloomberg Financial Markets at approximately 3:30 p.m. on the relevant dates and may not be indicative of the Spread, which is determined on any date of determination by reference to the 30-Year SOFR ICE Swap Rate on Bloomberg Screen USISSO30 Page (or any successor page) at approximately 11:00 a.m., New York City time and the 2-Year SOFR ICE Swap Rate on Bloomberg Screen USISSO02 Page (or any successor page) at approximately 11:00 a.m., New York City time. The historical ICE Swap Rates and the Spread should not be taken as an indication of future performance, and no assurance can be given as to the ICE Swap Rates or the Spread on any Determination Date. We cannot give you assurance that the performance of the ICE Swap Rates and the Spread will result in any positive interest payments in any Interest Period subsequent to the final Initial Interest Period. You should note that publication of the U.S. Dollar SOFR ICE Swap Rate began on November 8, 2021, and it therefore has a limited history.

JPMorgan Structured Investments —	PS-13
Callable Floating Rate Notes Linked to the Consumer Price Index, the 30-Year U.S. Dollar SOFR ICE Swap Rate and the 2-Year U.S. Dollar SOFR ICE Swap Rate due December 19, 2027

JPMorgan Structured Investments —	PS-14
Callable Floating Rate Notes Linked to the Consumer Price Index, the 30-Year U.S. Dollar SOFR ICE Swap Rate and the 2-Year U.S. Dollar SOFR ICE Swap Rate due December 19, 2027

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and

JPMorgan Structured Investments —	PS-15
Callable Floating Rate Notes Linked to the Consumer Price Index, the 30-Year U.S. Dollar SOFR ICE Swap Rate and the 2-Year U.S. Dollar SOFR ICE Swap Rate due December 19, 2027

Which May Be Reflected on Customer Account Statements) May Be Higher Than The Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Selected Purchase Considerations” and “Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period” in this pricing supplement for a description of the risk-return profile and market exposure payable under the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this pricing supplement, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-37 of the accompanying product supplement are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

Supplemental Information About the Form of the Notes

The notes will initially be represented by a type of global security that we refer to as a master note.  A master note represents multiple securities that may be issued at different times and that may have different terms.  The trustee and/or paying agent will, in accordance with instructions from us, make appropriate entries or notations in its records relating to the master note representing the notes to indicate that the master note evidences the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the second business day following the pricing date of the notes (this settlement cycle being referred to as T+2).

Validity of the Notes and the Guarantee

In the opinion of Sidley Austin LLP, as counsel to the Company and the Guarantor, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) the related guarantee will be a valid and binding obligation of the Guarantor, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Limited Liability Company Act of Delaware and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated February 26, 2020, which has been filed as Exhibit 5.3 to the Company’s registration statement on Form S-3 filed with the Securities and Exchange Commission on February 26, 2020.

JPMorgan Structured Investments —	PS-16
Callable Floating Rate Notes Linked to the Consumer Price Index, the 30-Year U.S. Dollar SOFR ICE Swap Rate and the 2-Year U.S. Dollar SOFR ICE Swap Rate due December 19, 2027

Annex A — SOFR

SOFR is published by the Federal Reserve Bank of New York (“FRBNY”) and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. FRBNY reports that SOFR includes all trades in the Broad General Collateral Rate, plus bilateral Treasury repurchase agreement (“repo”) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). SOFR is filtered by FRBNY to remove a portion of the foregoing transactions considered to be “specials.” According to FRBNY, “specials” are repos for specific-issue collateral which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

FRBNY reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon, which currently acts as the clearing bank for the tri-party repo market, as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through the FICC’s delivery-versus-payment service. FRBNY notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC.

FRBNY currently publishes SOFR daily on its website. FRBNY states on its publication page for SOFR that use of SOFR is subject to important disclaimers, limitations and indemnification obligations, including that FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. Information contained in the publication page for SOFR is not incorporated by reference in, and should not be considered part of, this pricing supplement.

JPMorgan Structured Investments —	PS-17
Callable Floating Rate Notes Linked to the Consumer Price Index, the 30-Year U.S. Dollar SOFR ICE Swap Rate and the 2-Year U.S. Dollar SOFR ICE Swap Rate due December 19, 2027

Appendix A

We have determined that the “comparable yield” is an annual rate of 5.19% per annum, compounded monthly, and the projected payment schedule includes estimates of the monthly interest payments and the payment at maturity of $ $1,006.15 (i.e., the principal amount of the notes plus the final estimated interest payment) based on an investment of $1,000.

We have determined the projected payments for your notes are as follows:

Taxable Year	Payment on January 19	Payment on February 19	Payment on March 19	Payment on April 19	Payment on May 19	Payment on June 19	Payment on July 19	Payment on August 19	Payment on September 19	Payment on October 19	Payment on November 19	Payment on December 19
2023	$6.45	$6.32	$5.12	$4.66	$2.43	$2.03	$1.80	$1.61	$0.99	$1.18	$1.30	$1.16
2024	$1.07	$1.10	$1.19	$1.26	$1.24	$1.20	$1.16	$1.17	$1.10	$1.14	$1.01	$1.17
2025	$5.51	$5.61	$5.70	$5.76	$5.81	$5.86	$5.91	$5.95	$5.98	$6.00	$6.01	$6.01
2026	$6.02	$6.05	$6.07	$6.09	$6.11	$6.12	$6.13	$6.14	$6.15	$6.16	$6.16	$6.16
2027	$6.17	$6.17	$6.17	$6.17	$6.16	$6.17	$6.16	$6.15	$6.15	$6.15	$6.15	$1,006.15

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

JPMorgan Structured Investments —	PS-18
Callable Floating Rate Notes Linked to the Consumer Price Index, the 30-Year U.S. Dollar SOFR ICE Swap Rate and the 2-Year U.S. Dollar SOFR ICE Swap Rate due December 19, 2027